October 3, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed September 23, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated September 29, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 8 to the Registration Statement on Form S-1 filed September 23, 2022 (“Amendment No. 8”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 9 to the Registration Statement (“Amendment No. 9”). For your convenience we will deliver a copy of Amendment No. 9 as well as a copy of Amendment No. 9 marked to show all changes made since the filing of Amendment No. 8.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 8 unless otherwise specified.

Amendment No. 8 to Registration Statement on Form S-1

Cover Page

1.We note your response to prior comment one and re-issue the comment in part. We note that the redemption of warrants shall only be permitted if no Equity Conditions Failure exists as defined in the Warrants, and the warrants may not be redeemed if the exercise would cause a holder of Warrants to exceed the Redemption Limitation as defined in the Warrants. Please revise your registration statement to also describe the material terms of the "Equity Conditions Failure" and "Redemption Limitation" conditions in the prospectus.

Response: In response to the Staff’s comment the Company expanded its disclosure within “Description of Securities” under Warrants to be Issued in this Offering at page 82, to provide the material definitions from the Warrants with respect to the Equity Conditions Failure and Redemption Limitation conditions.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan